UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2014.

Commission File Number 33-65728

CHEMICAL AND MINING COMPANY OF CHILE INC.

(Translation of registrant’s name into English)

El Trovador 4285, Santiago, Chile (562) 2425-2000

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F:☒ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

SQM Los Militares 4290 Piso 6, Las Condes, Santiago, Chile Tel: (56 2) 2425 2485 Fax: (56 2) 2425 2493 www.sqm.com

Santiago, Chile, April 28, 2014 – Sociedad Química y Minera de Chile S.A. (SQM), announces that its shareholders met on April 25, 2013 in its Thirty Ninth General Ordinary Meeting and, among other aspects, agreed therein:

1.	To approve the Company’s Balance Sheet, the Financial Statements, the Annual Report, the Account Inspectors Report, and the External Auditors Report for the business year ending on December 31, 2013.
2.	To appoint –i– PricewaterhouseCoopers Consultores, Auditores y Compañía Limitada as SQM S.A.’s External Auditor –ii– Mrs. Oriana Lazo Monguillo and Mr. Mauricio Quiróz Jara as the Company’s Head Account Inspectors and Messieurs Angel Gómez Morales and Ricardo Marín Varas as its Substitute Account Inspectors and –iii– Fitch Chile Clasificadora de Riesgo Limitada and Feller Rate Clasificadora de Riesgo Limitada as the Company’s Risk Classifiers, and, all of the above for the exercise of the 2014 business year.
3.	To approve the Company’s Investment Policy and Finance Policy for the exercise of the 2014 business year.
4.	To approve the distribution and payment of a final dividend of US$0.88738 per share. This, however, with the understanding that said quantity –i– was previously partially paid by means of an interim dividend of US$0.75609 per share that SQM S.A. paid and distributed as of December 12, 2013 and –ii–the remainder shall be paid by means of a dividend of US$0.13129 per share that SQM S.A. shall pay and distribute as of May 08, 2014 and in its equivalent in national currency –that is, $73.47907 per share–.
5.	To approve the salaries to be paid to the Directors of SQM S.A.
6.	To approve the salaries that shall be paid to the members of SQM S.A.’s Directors Committee and also set the annual budget for operating costs of said Committee and its advisors.
7.	To approve the salaries that shall be paid to the members of SQM S.A.’s Health, Safety, and Environmental Committee.
8.	To designate the newspaper "El Mercurio de Santiago”, with national circulation and with the same domicile as the company, in which the summons notifications to the Company’s General Shareholders Meetings should be published.

In addition, the Company Shareholders were also informed, in said Ordinary Shareholder Meeting, among other aspects, about:

1.	The signing of the acts or contracts agreed upon by the Company as referred to under Title XVI of the Law N°18.046.
2.	The expenses of the Board of Directors in the year 2013.
3.	The Company’s Dividend Policy for the exercise of the 2014 business year.
4.	The “2013 Annual Management Report” of the Company’s Directors Committee and other matters related to said Committee.
5.	The analysis –and the grounds and prioritizations– of the Company’s Directors Committee and Board of Directors to propose to the Shareholders Meeting the appointment of PricewaterhouseCoopers Consultores, Auditores y Compañía Limitada as External Auditors of SQM S.A. and its Subsidiaries for the exercise of the 2014 business year.
6.	The fact that the Company shall provide, free of charge, the information indicated in Bulletin N°1494 of the Superintendence of Securities and Insurance.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CHEMICAL AND MINING COMPANY OF CHILE INC.

(Registrant)

Date: April 28, 2014

By: Ricardo Ramos

CFO & Vice-President of Development

Persons who are to respond to the collection of information contained SEC 1815 (04-09) in this form are not required to respond unless the form displays currently valid OMB control number.

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